UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2013
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note
This report on Form 6-K contains the exhibits set forth below. This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-180300-03 of Credit Suisse AG.

Exhibit 5.1: Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.

Exhibit 5.2: Opinion of Homburger AG, Swiss counsel to the Company, with respect to the Notes, as to certain matters under Swiss law.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: January 24, 2013	By:	/s/ Michael G. Clark
		Name:	Michael G. Clark
		Title:	Authorized Officer

	By:	/s/ Gina Orlins
		Name:	Gina Orlins
		Title:	Authorized Officer

Exhibit 5.1

New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

January 24, 2013

Credit Suisse AG
Paradeplatz 8
CH 8070 Zurich, Switzerland

Ladies and Gentlemen:

Credit Suisse AG, a corporation organized under the laws of Switzerland (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-3 (File No. 333-180300-03) (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), among other securities, the Company’s Medium-Term Notes to be issued from time to time by the Company through its Nassau branch.  These securities include the notes identified in Exhibit A attached hereto (the “Notes”). These Notes have been issued pursuant to the Senior Indenture dated as of March 29, 2007 (the “Indenture”) between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), as amended.

We, as your United States counsel, have examined such documents, corporate records and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all signatures on all documents that we reviewed are genuine, (iv) all natural persons executing documents had and have the legal capacity to do so, (v) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate and (vi) all representations made by the Company as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, we advise you that in our opinion, the Notes, when executed and authenticated in accordance with the terms of the Indenture, and delivered to the initial purchasers thereof against payment therefor, will constitute valid and binding obligations of the Company entitled to the benefits of the Indenture, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

Credit Suisse AG	2	January 24, 2013

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York.  Insofar as the foregoing opinion involves matters governed by Swiss law, we have relied, without independent investigation, on the opinion of Homburger AG dated January 24, 2013, and our opinion is subject to the qualifications, assumptions and limitations set forth therein.

In rendering the opinion above, we have assumed that the Trustee is validly existing and in good standing under the laws of the jurisdiction of its organization. In addition, we have assumed that the execution, delivery and performance of the Indenture (1) are within the corporate powers of the Trustee, (2) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of the Trustee, (3) require no action by or in respect of, or filing with, any governmental body, agency or official and (4) do not contravene, or constitute a default under, any provision of applicable law or regulation, public policy or any judgment, injunction, order or decree or any agreement or other instrument binding upon the Company or the Trustee; and that the Indenture has been duly authorized, executed and delivered by the Trustee and is a valid, binding and enforceable agreement of the Trustee.

We express no opinion as to (x) provisions in the Indenture that purport to waive objections to venue, claims that a particular jurisdiction is an inconvenient forum or the like, (y) whether a United States federal court would have subject-matter or personal jurisdiction over a controversy arising under the Notes or (z) the effectiveness of any service of process made other than in accordance with applicable law.  In addition, we note that the enforceability in the United States of Section 10.08(c) of the Indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof and incorporated by reference into the Registration Statement.

In giving our consent above, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours, /s/ Davis Polk & Wardwell LLP

3	January 24, 2013

Exhibit A

Title of Securities	Date of Final Pricing Supplement	Aggregate Offering Amount	CUSIP
Callable Cert Plus Securities due January 26, 2015	January 18, 2013	$ 1,277,000.00	22546TU33
Digital Barrier Notes due July 24, 2014	January 18, 2013	$ 1,050,000.00	22546TU25
Contingent Coupon Callable Yield Notes due January 26, 2015	January 18, 2013	$ 2,691,000.00	22546TU41

Exhibit 5.2

To: Credit Suisse Group AG Paradeplatz 8 P.O. Box 1 8070 Zurich Switzerland	Homburger AG Prime Tower Hardstrasse 201 | CH–8005 Zurich P.O. Box 314 | CH–8037 Zurich T +41 43 222 10 00 F +41 43 222 15 00 lawyers@homburger.ch
January 24, 2013 BOR | HLI 317545 | Legal Opinions | January 24, 2013 | 000002.docx

Credit Suisse AG, acting through its Nassau Branch | U.S. Medium-Term Note Program under the Credit Suisse Group AG and Credit Suisse AG U.S. Shelf (Issue Date: January 24, 2013)

Ladies and Gentlemen

We, Homburger AG, have acted as special Swiss counsel to Credit Suisse AG (Credit Suisse), a Swiss bank, in connection with senior medium-term notes specified in Annex 1 (the Notes) issued by Credit Suisse, acting through its Nassau Branch (the Issuing Branch), under an indenture dated as of March 29, 2007 (the Base Indenture), between Credit Suisse and The Bank of New York Mellon, as trustee (in such capacity, the Trustee), as supplemented by a second supplemental indenture dated as of March 25, 2009 (the Supplemental Indenture and, together with the Base Indenture, the Indenture). As such counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Notes.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents, and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents (including, in the case of the Prospectus (as defined below), any document incorporated by reference therein or exhibited thereto) or any other matter.

For purposes of this opinion, we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For purposes of this opinion, we have only examined the following documents (collectively, the Documents):

(i)
an electronic copy of the executed distribution agreement dated May 7, 2007, between Credit Suisse Securities (USA) LLC, as distributor, and Credit Suisse (the Distribution Agreement), as supplemented by (A) the Distributor Accession Letter and Confirmation dated June 18, 2008, pursuant to which JPMorgan Chase Bank, National Association, acting through JPMorgan Private Bank and JPMorgan Private Client Services, became a distributor, (B) the Distributor Accession Letters and Confirmations dated March 23, 2012, pursuant to which Barclays Capital Inc., Citigroup Global Markets Inc. and Incapital LLC became distributors, (C) the Distributor Accession Letter and Confirmation dated May 8, 2012, pursuant to which Merrill, Lynch, Pierce, Fenner & Smith Incorporated became a distributor, and (D) the Distributor Accession Letter and Confirmation dated May 18, 2012, pursuant to which Morgan Stanley & Co. LLC became a distributor;

(ii)	an electronic copy of the executed Base Indenture;

(iii)	an electronic copy of the executed Supplemental Indenture (together with the Distribution Agreement, the Base Indenture and the Supplemental Indenture, the Transaction Agreements);

(iv)	an electronic copy of the Officer's Certificate dated March 23, 2012 (the Officer's Certificate), issued by Credit Suisse AG pursuant to Sections 2.02, 10.03 and 10.04 of the Indenture;

(v)	an executed copy of the global notes representing the Notes (the Global Notes);

(vi)	an electronic copy of the prospectus dated as of March 23, 2012 (the Base Prospectus);

(vii)	an electronic copy of the prospectus supplement to the Base Prospectus dated as of March 23, 2012 (the Prospectus Supplement);

(viii)
an electronic copy of (A) the product supplement no. T-I dated March 23, 2012, related to Cert Plus Securities and Digital Securities and Digital Plus Securities Linked to the Performance of One or More Indices, Exchange-Traded Funds, Equity Securities, Exchange Rates, Commodities, Commodity Futures Contracts or a Basket and (B) the product supplement no. U-I dated March 23, 2012, related to Callable Yield Notes Linked to the Performance of One or More Indices, Exchange-Traded Funds, Equity Securities, Exchange Rates, Commodities, Commodity Futures Contracts or a Basket, which are supplementary to the Prospectus Supplement and the Base Prospectus (collectively, the Product Supplements);

(ix)
an electronic copy of the underlying supplement for Indices and Exchange-Traded Funds dated November 19, 2012 (the Underlying Supplement), which is supplementary to the Prospectus Supplement and the Base Prospectus;

(x)
an electronic copy of the pricing supplements nos. T187 dated January 18, 2013, U769 dated January 18, 2013 and T188 dated January 18, 2013, relating to the Notes (together with the Base Prospectus, the Prospectus Supplement, the Product Supplements and the Underlying Supplements, the Prospectus);

(xi)	a certified excerpt from the Register of Commerce of the Canton of Zurich for Credit Suisse, dated January 22, 2013 (the Excerpt);

(xii)
a copy of the articles of association (Statuten) of Credit Suisse in their version as of (A) April 19, 2006 (the 2006 Articles), (B) August 26, 2008 (the 2008 Articles), and (C) May 2, 2011 (the 2011 Articles);

(xiii)
an electronic copy of (A) the Organizational Guidelines and Regulations of Credit Suisse, valid as of January 1, 2006 (the 2006 Regulations), and (B) the Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse, valid as of (w) March 24, 2009 (the 2009 Regulations), (x) December 8, 2010 (the 2010 Regulations), (y) February 8, 2012 (the February 2012 Regulations), and (z) October 24, 2012 (the October 2012 Regulations);

(xiv)
an electronic copy of the GP-00200 Global Policy Funding Authority within Credit Suisse Group and Credit Suisse effective as of (A) January 1, 2007 (the 2007 Funding Authority), (B) December 17, 2008 (the 2008 Funding Authority), and (C) May 18, 2012 (the 2012 Funding Authority);

(xv)
an electronic copy of (A) the memorandum of the Chief Financial Officer of Credit Suisse and Credit Suisse Group AG (CFO) to the members of the Board of Directors of Credit Suisse and Credit Suisse Group AG, dated February 14, 2007 (the February 2007 CFO Approval), (B) the certificate of R. Fassbind, as CFO, dated May 2, 2007 (the May 2007 CFO Approval), (C) the certificate of R. Fassbind, as CFO, dated March 12, 2009 (the 2009 CFO Approval), and (D) the certificate of D. Mathers, as CFO, dated March 14, 2012 (the 2012 CFO Approval and, together with the February 2007 CFO Approval, the May 2007 CFO Approval and the 2009 CFO Approval, the CFO Approvals);

(xvi)
an electronic copy of (A) the power of attorney dated March 26, 2007, issued by R. Fassbind, as CFO, and R. Enderli, as Treasurer of Credit Suisse (the March 2007 Power of Attorney), (B) the power of attorney dated May 2, 2007, issued by R. Fassbind, as CFO, and R. Enderli, as Treasurer of Credit Suisse (the May 2007 Power of Attorney), (C) the power of attorney dated March 20, 2008, issued by R. Fassbind, as CFO, and R. Enderli, as Treasurer of Credit Suisse (the 2008 Power of Attorney), and (D) the power of attorney dated July 29, 2011, issued by D. Mathers, as CFO, and R. Enderli, as Treasurer of Credit Suisse (the 2011 Power of Attorney), as supplemented by the addendum thereto dated July 29, 2011, applicable to securities issued by Credit Suisse, acting through the Issuing Branch (the Nassau Branch Addendum);

(xvii)
an electronic copy of the Structured Notes – Business Division Authorizations (Version 4.0), finalized January 2013, which was issued pursuant to Section 4.4 of the 2012 Funding Authority (the Business Authorization List);

(xviii)	an electronic copy of the Secretary's Certificate dated January 24, 2013 (including the exhibits thereto, the Secretary's Certificate), executed by Andreas Fehrenbach and Joan Belzer; and

(xix)	an email confirmation from R. O'Keefe dated January 24, 2013 (the Confirmation).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion, we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

In rendering the opinion below, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)
all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, by the individuals purported to have executed or certified, as the case may be, such documents;

(c)
except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate, including, without limitation, the statements set forth in

(i)	the Confirmation as to the following facts:

(A)	the Notes are structured notes issued pursuant to business-driven transactions within the meaning of the 2012 Funding Authority;

(B)	the copies of the Global Notes attached to the Confirmation (or as otherwise provided to Homburger AG by Credit Suisse) are true and correct copies of the original documents;

(C)
the terms of the Notes have been approved by the persons whose signatures appear on the Global Notes, and such persons were employees of the Company or one of its affiliates at the time of such approval; and

(D)	the issuance of the Notes has been approved by Bernadette Heastie and Lorina Patrice Pennerman pursuant to the Nassau Branch Addendum, and such persons who approved the issuance of the Notes were employees of the Company or one of its affiliates at the time of such approval; and

(ii)	the Secretary's Certificate, including as to the following facts:

(A)
the 2011 Articles continue in full force and effect and no amendment or other document relating to or affecting the 2011 Articles has been filed with the Register of Commerce of the Canton of Zurich and no action has been taken by Credit Suisse or its shareholders, directors or officers in contemplation of the filing of such an amendment or other document, or in contemplation of the liquidation or dissolution of Credit Suisse;

(B)	the 2008 Articles were in full force and effect and had not been amended as of the date of the Supplemental Indenture;

(C)	the 2006 Articles were in full force and effect and had not been amended as of the dates of the Base Indenture and the Distribution Agreement;

(D)
the October 2012 Regulations remain in full force and effect and neither the approval and adoption of the October 2012 Regulations, nor the October 2012 Regulations themselves, have been amended or rescinded;

(E)	the February 2012 Regulations were in full force and effect and had not been amended as of the dates of the Base Prospectus, Prospectus Supplement and the 2012 CFO Approval;

(F)	the 2010 Regulations were in full force and effect and had not been amended as of the dates of the 2011 Power of Attorney and the Nassau Branch Addendum;

(G)	the 2009 Regulations were in full force and effect and had not been amended as of the dates of the Supplemental Indenture and the 2009 CFO Approval;

(H)
the 2006 Regulations were in full force and effect had not been amended as of the dates of the Base Indenture, the Distribution Agreement, February 2007 CFO Approval, the March 2007 Power of Attorney, the May 2007 Power of Attorney, the May 2007 CFO Approval and the 2008 Power of Attorney;

(I)	the 2012 Funding Authority, the CFO Approvals, the 2011 Power of Attorney and the Business Authorizations List remain in full force and effect and have not been amended;

(J)
the 2008 Funding Authority was in full force and effect and had not been amended as of the dates of the Supplemental Indenture, the 2009 CFO Approval, the 2012 CFO Approval, the 2011 Power of Attorney, the Base Prospectus and the Prospectus Supplement;

(K)
the 2007 Funding Authority was in full force and effect and had not been amended as of the dates of the Base Indenture, the Distribution Agreement, the February 2007 CFO Approval, the March 2007 Power of Attorney, the May 2007 Power of Attorney, the May 2007 CFO Approval and the 2008 Power of Attorney;

(L)	the 2008 Power of Attorney was in full force and effect and had not been amended as of the date of the Supplemental Indenture;

(M)	the May 2007 Power of Attorney was in full force and effect and had not been amended as of the date of the Distribution Agreement;

(N)	the March 2007 Power of Attorney was in full force and effect and had not been amended as of the date of the Base Indenture;

(O)	the Distribution Agreement remains in full force and effect and has not been amended;

(P)	the Excerpt is correct and complete;

(Q)
the Indenture has not been terminated, rescinded or amended in any way (other than, by the First Supplemental Indenture dated as of May 6, 2008, and any other supplements thereto relating to note issuances thereunder that do not constitute Notes) and is in full force and effect; and

(R)
immediately after giving effect to the issuance of the Notes, the aggregate nominal amount of (i) medium-term notes (including the Notes) issued on or after March 23, 2012, pursuant to the Prospectus Supplement, including any supplement thereto, does not exceed USD 20 billion and (ii) securities (including the Notes) issued on or after March 23, 2012, pursuant to the U.S. automatic registration statement on Form F-3ASR of which the Base Prospectus forms a part, does not exceed USD 40 billion, in each case in accordance with the 2012 CFO Approval.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that as of the date hereof:

1.	Credit Suisse is a corporation (Aktiengesellschaft) duly incorporated and validly existing under the laws of Switzerland.

2.	Credit Suisse has the necessary corporate power and authority to, acting through the Issuing Branch, issue the Notes.

3.	The Notes have been duly authorized by all necessary corporate action by Credit Suisse.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)
The lawyers of our firm are members of the Zurich bar and do not hold themselves out to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability or the effect of the laws of any other jurisdiction to or on the matters covered herein.

(b)
We express no opinion on the legality, validity or enforceability of any of the provisions of any Transaction Agreement or the Notes or the performance of the obligations assumed by Credit Suisse thereunder.

(c)	Further, we express no opinion as to tax matters, regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter.

*   *   *
We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention after the date hereof. This opinion is addressed to you for your benefit, and is not to be relied upon by any other person without our express consent, except that it may be relied upon by initial purchasers of the Notes and by Davis Polk & Wardwell LLP for purposes of issuing its opinion to you as of the date hereof with respect to certain matters of the laws of the State of New York and United States federal law pertaining to the Notes.

We hereby consent to the filing of this opinion with the U.S. Securities and Exchange Commission as an exhibit to a report on Form 6-K to be filed by Credit Suisse on or around the date hereof. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended. Save as aforementioned, this opinion may not be transmitted by you to any other person, quoted or referred to in any public document or filed with anyone, in each case, without our express consent.

This opinion shall be governed by and construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated January 24, 2013

1.
$1,277,000 Callable Cert Plus Securities due January 26, 2015 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index (CUSIP number 22546TU33), issued by Credit Suisse AG, acting through its Nassau Branch

2.
$2,691,000 Contingent Coupon Callable Yield Notes due January 26, 2015 Linked to the Performance of the Common Stock of United States Steel Corporation (CUSIP number 22546TU41), issued by Credit Suisse AG, acting through its Nassau Branch

3.
$1,050,000 Digital Barrier Notes due July 24, 2014 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index (CUSIP number 22546TU25), issued by Credit Suisse AG, acting through its Nassau Branch